Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, February 21, 2023

PERSONNEL ANNOUNCEMENTS

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) is pleased to announce that, in connection with recent management changes at Odyssey Group, Brian Young, CEO of Odyssey Group, will begin to share oversight responsibilities with Andy Barnard, President of Fairfax Insurance Group, over all of Fairfax’s insurance and reinsurance operations.

Brian Young will continue as CEO of Odyssey Group and, effective April 1, 2023, Carl Overy, presently CEO of Odyssey’s London Market Division, will become CEO of Odyssey’s Global Reinsurance Business. Bob Pollock, presently head of Odyssey’s U.S. Financial Lines, Cyber and Worker’s Compensation business, will become CEO of Odyssey’s London Market Division and report to Carl. Carl will report to Brian in his continuing capacity as CEO of Odyssey Group.

Prem Watsa, Chairman and CEO of Fairfax, commented: “Odyssey Group has thrived under Brian Young’s leadership over the past 12 years. We are delighted with these promotions, which attest to the strength of talent at Odyssey Group and will position the company to continue to grow profitability over the long term. While Brian continues as CEO of Odyssey Group, we are thrilled that he will begin to work more closely with Andy Barnard and share oversight responsibilities over all of our insurance and reinsurance operations. Since Andy first assumed this oversight role in 2011, Fairfax has profitably expanded almost fivefold. Our continued success will benefit from Brian’s expertise.”

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946